File Number:      41295-1

Web site: www.langmichener.com

Direct Line: (604) 691-7493
Direct Fax Line: (604) 893-2398
E-Mail: hono@lmls.com

May 14, 2009

VIA EDGAR
MAIL STOP 7010

The United States Securities and
Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention:       Mr. Kevin Stertzel, and
                       Ms. Jill S. Davis, Branch Chief

Dear Sirs/Mesdames:

ALPHA GOLD CORPORATION (the "Company")

Form 20-F for Fiscal Year Ended February 29, 2008
Filed August 20, 2008
SEC File No. 0-31192

We write on behalf of the Company in response to Staff's letter of February 24, 2009 (the "Comment Letter") signed by Ms. Jill S. Davis, Branch Chief, Division of Corporation Finance of the United States Securities and Exchange Commission (the "Commission") regarding the above-referenced Form 20-F annual report filing. In response to the Comment Letter, the Company has prepared Amendment No. 1 to the Form 20-F annual report (the "Form 20-F/A1"), which is being furnished to the Commission herewith in draft form. We also enclose for your reference a black-lined copy of the Form 20-F/A1 showing changes made to the Form 20-F filed August 20, 2008 in response to Staff's comments.

In addition to the Form 20-F/A1, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Form 20-FA1.

Page 2 Alpha Gold Corporation Form 20-F for Fiscal Year Ended February 29, 2008 General
1.	Please paginate your document.
Response:	The Form 20-F/A1 has been paginated.
Cover Page
2.

We note your cover page indicates your report is for your fiscal year ended September 30, 2008. It appears elsewhere in your document that your fiscal year end is the last day in February for each year presented. Please modify your document accordingly.

Response:	The cover page of the Form 20-F/A1 has been amended to indicate that the annual report is for the fiscal year ended February 29, 2008.
Plan of Operation
3.

It appears your disclosures regarding your exploration program for various fiscal years are extrapolations from press releases included quotes from your CEO. Please modify your disclosures to present them in an active voice rather than a third party voice.

Response:	The disclosure relating to the business of the Company has been amended to update and clarify the Company's business activities and plans. See response to Item 14.
Liquidity and Capital Resources Fiscal 2008 Ended 2/29/2008 vs. Fiscal 2007
4.

We note your disclosure that indicates your "future income tax recovery" resulted from additional expenditures incurred on the properties which caused timing differences between actual taxes payable and future income taxes. Please tell us in greater detail the nature of these expenditures and why they resulted in timing differences.

Response:

During the year ended February 29, 2008, the Company recorded a future income tax recovery of $321,720 (2007 - $160,151; 2006 - $138,138), which represents the net change during the year to the pre-existing balance of a notional liability for future income taxes, after increases to this liability for flow-through share issuances recorded as share issue costs.

The Company incurs exploration costs which are typically deferred for accounting purposes on properties where the Company has a right to acquire title in current good standing, and while the properties remain at a pre-feasibility stage of development. A significant portion of such costs, where they are incurred on Canadian properties, are financed via the issuance by the Company of flow-through shares, whereby the tax basis in these expenditures is effectively transferred from the Company to the subscribers for these shares. A temporary taxable difference can therefore arise between the current carrying value of the Company's mineral property assets and the Company's tax basis in these assets for income tax purposes.

Page 3 Alpha Gold Corporation

Over time such notional future tax liabilities are typically reversed or recovered by reductions in the carrying costs of the properties in question, or the expenditure and deferral of exploration costs by the Company financed with funds not raised by the issuance of flow-through shares.

The related disclosure in the Form 20-F/A1, under the heading "Operating And Financial Review And Prospects - Liquidity and Capital Resources," has been revised accordingly.

Major Shareholders and Related Party Transactions Related Party Transactions
5.	Please clarify the related party that the company pays office rental to that is a private company controlled by Mr. Whatley and "xxx family".
Response:

The Form 20-F/A1 has been amended to clarify that Whatley Holdings Inc. was controlled by George Whatley and his family at the material times, and that the company continues to be controlled by Mr. Whatley's family following his death on December 16, 2008.

Controls and Procedures
6.

It does not appear that your management has performed its assessment of internal control over financial reporting as of February 29, 2008. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

  the Commission's release Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

  the Commission's release Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at: http://sec.gov/rules/interp/2007/33-8810.pdf;

Page 4 Alpha Gold Corporation

  the "Sarbanes-Oxley Section 404 - A Guide for Small Business" brochure at: http://www.sec.gov/info/smallbus/404guide.shtml.

In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosures as appropriate.

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:

The disclosure relating to the Company's controls and procedures has been amended to indicate that management did not initially complete a required assessment of the Company's internal controls and procedures for the 2008 fiscal year, resulting in a deficiency in the Company's internal controls and its disclosure controls and procedures. Management has now completed an assessment of its internals control for the 2008 fiscal year, and has provided the required report in the Form 20-F/A1.

Financial Statements Note 8 - Income Taxes
7.

Your rate reconciliation for fiscal year 2008 appears to reconcile beginning with net income rather than loss for the year before income taxes $(280, 102). Please modify your presentation and explain how your arrive at your amount presented as "Actual income tax recovery".

Response:

The Company proposes to include the following modified income tax rate reconciliation presentation for 2008 in note 8 to the audited financial statements for the years ended February 29, 2008 and February 28, 2007:

"A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

	2008	2007
Loss for the year before income taxes	$ (280,102)	$ (458,329)
Statutory Canadian corporate rates	34.00%	34.10%
Income tax recovery implied	(95,235)	(156,290)
Effect of tax rate change	(85,573)	(44,894)
Change in rates resulting from:
Items not deductible for tax purposes	12,339	88,281
Expiry of non-capital loss carry-forward	37,144	35,583
Tax benefits recognized to reduce future income tax liability on flow-through renunciation	(190,395)	(82,831)
Actual income tax recovery	$ (321,720)	$ (160,151)

Alpha Gold Corporation

The actual tax recovery figure is based on the above-noted figures and is premised on the net change in the pre-existing future income tax liability based on the capacity of the Company to recognize future tax assets to offset this liability."

8.

We note that the company has placed a partial valuation allowance on its loss carry-forwards through year 2016. Please explain why the company believes it is more likely than not that remaining loss carry forwards beyond those that expire on or before 2016 will be realized.

Response:

The Company has taken the position that it cannot know, at this point in time, whether the tax assets relating to periods after 2016 will be realizable or not, but that sufficient information exists to cast doubt as to the recoverability of tax assets expiring prior to that date. Mineral exploration is a lengthy process, and the Company's view is that the pre-existing future tax liability recorded related to exploration costs is appropriately offset, but only to some extent, by other tax assets. Those other tax assets would only be available to the Company at the point that the future tax liability related to the exploration costs is realized via the commencement of commercial mining production or the profitable disposal of a property interest or interests. At this point, it cannot be considered plausible that such an outcome will occur within 10 years given the stage of development of the Company's exploration projects. The Company's position is in fact conservative when this treatment is considered in the context of it being a valuation allowance against a future tax asset that is to be recognized only to offset a pre-existing future tax liability. This is not a valuation allowance against a tax asset that would otherwise be recorded as a separate line item on the Company's balance sheet. In that situation, absent a pre-existing future tax liability, the Company would have recorded a full valuation allowance against these future tax assets.

Note 11 - Generally Accepted Accounting Principles in Canada and the U.S.
9.

We note elsewhere in your document that you have issued various tranches of flow through shares. Please tell us why these issuances have not resulted in a Canadian and U.S. GAAP difference in any period presented.

Response:

The Company has not recorded any US/Canadian GAAP difference in respect of flow-through share issuances because the Company's flow-through shares have historically only been issued at current market prices with no premium attributable to the income tax-deductibility component of the shares. Accordingly, under US GAAP no future income tax liability at the renunciation date, or recovery on the subsequent recognition of the tax assets (i.e. expenditure by the Company of the flow-through share proceeds on exploration costs), would apply. Note that the Company's US/Canadian GAAP reconciliation does reverse the effects of the Canadian GAAP treatment of flow-through shares from the US GAAP presentation, and on a related note all future income tax balances and amounts as well. Under US GAAP exploration costs may not be deferred and accordingly no temporary taxable differences exist in respect to them, and the Company never has at any point accounting or tax assets in connection with such expenditures.

Page 6 Alpha Gold Corporation Certifications Section 302 Certifications
10.

In a March 4, 2005 Staff Alert entitled "Annual Report Reminders," the staff of the Division of Corporation Finance reminded issuers that the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in the Instructions to the Form 20-F. We note the identification of the certifying individual at the beginning of your certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. The identification of the certifying individual at the beginning of the certifications should be modified so as not to include the individual's title. In addition, your certifications do not address the elements required concerning internal control over financial reporting. Please ensure your certifications are in the exact form set forth in the instructions to the Form 20-F.

Response:	Section 302 certifications in the required form have been included with the Form 20-F/A1.
Engineering Comments General
11.

Please correct your Commission filing number on the cover of your filings to read 000-31192, which was assigned in conjunction with your filing of the Form 20-F R12G registration statement on August 16, 2001.

Response:	The Commission filing number has been corrected on the cover page of the Form 20-F/A1.
12.	The total assets under US GAAP located in Table 1 do not correspond to your auditors notes to financial statements of Canadian GAAP compared to US GAAP. Please reconcile these differences.
Response:	The total assets amount under US GAAP has been corrected in Table 1.
Business Overview
13.

We note you are focused on exploring and developing your Lustdust property. The terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). These words/terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with the terms such as explore or exploration. This includes the use of the terms in the Financial Statement head notes and footnotes, please see Instruction 1 to paragraph (a) of Industry Guide 7.

Page 7 Alpha Gold Corporation
Response:	References to develop, development and production at the Company's property have been removed from the Form 20-F/A1 and the audited financial statements included therein.
14.

On a related point, it appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points:

  Disclose a brief geological justification for each of the exploration projects written in non-technical language.

  Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

  If there is a phased program planned, briefly outline all phases.

  If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

  Disclose how the exploration program will be funded.

  Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Response:

As noted in Item 3, the disclosure relating to the business of the Company has been amended to update and clarify the Company's business activities. The disclosure relating to drilling conducted at the Lustdust property has also been significantly revised.

The disclosure has also been expanded to disclose that: (a) the Company is in the process of finalizing its exploration program for the current year, which is expected to include approximately 5,000 meters of additional diamond drilling in the Canyon Creek Skarn, at a projected cost of approximately $1.5 million; and (b) since the Company has approximately CDN$2.95 million (unaudited) in unallocated working capital as of March 31, 2009, it does not anticipate that it will have to seek financing in the foreseeable future in order to execute the anticipated exploration plan.

15.

Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Page 8 Alpha Gold Corporation
Response:

Additional disclosure has been added to Item 4.D, Property, Plants and Equipment, under the subheading, Sampling and QA/QC, to provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop the Company's analytical results, as well as the Company's quality assurance/quality control procedures.

16.	Please quantify your annual maintenance fees and disclose who is responsible for paying these fees.
Response:	The Company has confirmed that no annual maintenance fees are payable in respect of the Company's interests in the Lustdust Property. The disclosure in the Form 20-F/A1 has been revised accordingly.
Directors and Senior Management
17.

Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you should include a risk factor explaining that your management lacks technical training and experience with exploring for, starting, and/or operating a mine; and that with no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. In this instance, please also explain that their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use; and that your operations, earnings, and ultimate financial success could suffer due to management's lack of experience in this industry.

Response:	A risk factor respecting the experience of directors and officers within the mining industry has been added.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to your letter. If there is any additional information you would like or if you have additional questions, please let us know.

Yours truly,

/s/ Herbert (Herb) I. Ono

Herbert (Herb) I. Ono
for Lang Michener LLP

HIO/iag

cc:       Mr. Kevin Stertzel, Division of Corporation Finance

cc:       Alpha Gold Corporation
           Attention: Richard Whatley, President and CEO